UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011.

Comission File Number 001-32535

Bancolombia S.A.
(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES THE RESIGNATION OF THE

VICE-PRESIDENT OF HUMAN RESOURCES

Medellin, Colombia, March 23, 2011

Bancolombia announces that Mr. Jairo Burgos De la Espriella, Vice-President of Human Resources, will retire from the Bank effective April 15, 2011.

The Bank and its employees extend their gratitude to Mr. Burgos for his work and service to the Bank, and wish him all the best in his new professional endeavors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: March 23, 2011	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance